787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 19, 2017

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QS Variable Conservative Growth, QS Variable Growth and QS Variable Moderate Growth (each, a “Fund” and collectively, the “Funds”), each a series of Legg Mason Partners Variable Equity Trust (the “Trust”)
Post-Effective Amendment No. 94
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128

Dear Ms. Lithotomos:

The Trust filed the Amendment with respect to the Funds on February 7, 2017 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of April 8, 2017. On April 5, 2017, the Trust filed a subsequent post-effective amendment delaying the effective date of the Amendment to May 1, 2017. This letter responds to the comments that you provided in a telephone conversation with the undersigned on March 13, 2017. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Funds’ Prospectuses unless otherwise defined in this letter.

General

Comment No. 1: You asked the Trust to confirm that there is no management fee charged to any of the Funds and to explain how the investment adviser is compensated in the absence of a management fee.

Response: The Trust confirms that there is no management fee charged to any of the Funds. Prior to December 1, 2007, each Fund paid a management fee of 0.35% of average daily net assets to Legg Mason Partners Fund Advisor, LLC (the “Manager”), which covered all Fund expenses. At that time, in order to make the Funds’ expense structures more competitive with their peer groups, the Board of the Trust determined that each Fund should bear its own

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

operating expenses in lieu of the all-inclusive management fee. The Board also determined to adopt contractual fee waiver and expense reimbursement arrangements for the Funds and to exclude acquired fund fees and expenses that are borne by the Funds from the fee waiver and expense reimbursement arrangements.

Comment No. 2: You noted the applicability date of June 1, 2017 for the Funds’ ability to invest in exchange-traded funds (“ETFs”) and asked the Trust to explain the delay.

Response: The Trust confirms that the Funds’ ability to invest in ETFs will be delayed to June 1, 2017, a month after the effective date of the Funds’ updated Prospectuses and SAI, in order to provide shareholders with sufficient notice of the change in the Funds’ investment strategies so that they may make an informed decision whether or not to continue to invest in the relevant Fund.

Comment No. 3: You asked the Trust to explain the composite benchmarks.

Response: The composite benchmark is a hypothetical representation of the performance of each Fund’s major asset classes. The components of the composite benchmarks and the approximate percentages of the benchmarks represented by each component index are disclosed in the Performance section of each Fund’s Prospectus.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Susan D. Lively, Esq., Legg Mason & Co., LLC
Barbara	Allen, Esq., Legg Mason & Co., LLC
Benjamin	J. Haskin, Esq., Willkie Farr & Gallagher LLP
Neesa	P. Sood, Esq., Willkie Farr & Gallagher LLP
Juliet	Y. Mun, Esq., Willkie Farr & Gallagher LLP